Exhibit 99.10

NICE Announces International Elite Partners of the Year Award Winners

Awards honor commitment to partnering for success and helping customers achieve outstanding customer experience

Hoboken, N.J., August 30, 2023 – NICE (Nasdaq: NICE) today announced the winners of the NICE International Elite Partners of the Year award. The winners were honored at this year’s Interactions International event in London. The winning partners were recognized for their excellence in driving businesses to adopt digital and purpose-built AI solutions to deliver exceptional customer experience. The winners of the NICE International Elite Partners of the Year award are:

•	Cloud Implementation Partner of the Year – Recognizing the continued adoption of a single, open cloud-native platform to drive next-level digital customer experience. The winner is Atos Unify.

•	Service Partner of the Year – Celebrating a truly collaborative partner dedicated to ensuring smooth delivery for their customers. The winner is Business Systems (UK) Limited.

•	East Partner of the Year – Awarding a leading technology company providing digital-first business technology solutions. The winner is 3D Bilisim.

•	Emerging Partner of the Year EMEA – Celebrating a partner helping brands achieve customer experience excellence through masterful consultancy. The winner is paulusresult GmbH.

•	Emerging Partner of the Year UK&I – Honoring a premier enterprise communications solutions provider dedicated to digital transformation. The winner is PlanNet21 Communications.

•	Rising Star of the Year – Honoring an unwavering pursuit of providing seamless customer experience. The winner is SVL.

•	Employee Engagement Partner of the Year – Recognizing a commitment to empowering employees to deliver customer experience excellence. The winner is BrightContact.

•	Customer Experience Partner of the Year – Celebrating work done to exceed the unique and growing customer expectations of the digital era. The winner is FourNet.

•	Trailblazer of the Year – For bringing NICE customer experience solutions to the most new brands. The winner is Route 101.

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Partner of the Year (Portfolio) – Celebrating a focus on delivering a wide range of next-level digital capabilities including conversational AI, automation, advanced analytics, quality monitoring and machine learning. The winner is Orange Business.

•	Partner of the Year (CXone) – Applauding a relentless focus on cloudification and digitalization. The winner is Webhelp.

Darren Rushworth, President, NICE International, said, “Our international partners are an essential component of NICE’s ongoing market leadership around the world. We are honored to recognize these partners for their distinctive efforts in driving businesses to implement digital and AI solutions, helping businesses become CX leaders in their industries. NICE is proud to work with such innovative partners.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, media@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.